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                       CENTRAL OHIO COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
                 FOR THE QUARTER ENDED MARCH 31, 2000



                               CONTENTS

                                                                 Page

   Statements of Income and Retained Earnings                     1

   Balance Sheets                                                2-3

   Information Concerning Mine Operations and
     Capital Improvements                                         4

   Calculation of Cost of Capital and
     Statement of Cost of Commercial Coal Sold and Shipped        5

   Statement of Cost of Operation                                 6

   Analysis of Mining Plant in Service                            7

   Calculation of Allowed Cost of Capital -
     Effective April 1, 2000                                      8

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                       CENTRAL OHIO COAL COMPANY
                          STATEMENT OF INCOME
                 FOR THE QUARTER ENDED MARCH 31, 2000
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $5,067

COST OF OPERATION                                           5,637

OPERATING LOSS                                               (570)

NONOPERATING INCOME                                           691

INCOME BEFORE INTEREST CHARGES                                121

INTEREST CHARGES                                                5

INCOME BEFORE FEDERAL INCOME TAXES                            116

FEDERAL INCOME TAXES                                          116

NET INCOME                                                 $ -



                    STATEMENT OF RETAINED EARNINGS
                 FOR THE QUARTER ENDED MARCH 31, 2000
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                                $2

NET INCOME                                                     -

BALANCE AT END OF PERIOD                                      $2


The common stock of the Company is wholly owned by Ohio Power Company.


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                       CENTRAL OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                           March 31,
                                                             2000
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $ 50,416
  Accumulated Depreciation and Amortization                  49,778

         NET MINING PLANT                                       638

OTHER PROPERTY AND INVESTMENTS                               13,078

CURRENT ASSETS:
  Cash and Cash Equivalents                                  38,318
  Accounts Receivable:
    General                                                     930
    Affiliated Companies                                      7,660
  Coal                                                        1,034
  Materials and Supplies                                      6,311
  Prepayments                                                    77

         TOTAL CURRENT ASSETS                                54,330

DEFERRED INCOME TAXES                                        54,751

DEFERRED CHARGES                                                729

           TOTAL                                           $123,526

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                       CENTRAL OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)


                                                          March 31,
                                                            2000
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $0.10:
    Authorized - 100,000 Shares
    Outstanding - 69,000 Shares                            $      7
  Retained Earnings                                               2

         TOTAL SHAREHOLDER'S EQUITY                               9

OTHER NONCURRENT LIABILITIES:
  Accrued Postretirement Benefits Other Than Pensions        48,308
  Accrued Reclamation Costs                                  38,260
  Mine Closure                                                1,493
  Other Operating Reserves                                   23,031

         TOTAL OTHER NONCURRENT LIABILITIES                 111,092

CURRENT LIABILITIES:
  Accounts Payable:
    General                                                   1,575
    Affiliated Companies                                        360
  Accrued Reclamation Costs                                   5,966
  Accrued Vacation Pay                                          472
  Workers' Compensation Claims                                  561
  Other                                                       1,224

         TOTAL CURRENT LIABILITIES                           10,158

REGULATORY LIABILITIES                                        2,242

DEFERRED CREDITS                                                 25

           TOTAL                                           $123,526

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                       CENTRAL OHIO COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                 FOR THE QUARTER ENDED MARCH 31, 2000

Litigation

   As discussed in Note 2 of the Notes to Financial Statements in the 1999 Annual Report, the deductibility of certain interest deductions related to American Electric Power's (AEP's) corporate owned life insurance (COLI) program for taxable years 1991-1996 is under review by the Internal Revenue Service (IRS). Adjustments have been or will be proposed by the IRS disallowing COLI interest deductions. A disallowance of COLI interest deductions through March
31, 2000 would increase expenses  by approximately $10.9 million
(including interest).

   The Company made payments of taxes and interest attributable to COLI interest deductions for taxable years 1991-1998 to avoid the potential assessment by the IRS of any additional above market rate interest on the contested amount. These payments to the IRS are included on the Balance Sheet in other property and investments pending the resolution of this matter. The Company is seeking refunds through litigation of all amounts paid plus interest.

   In order to resolve this issue, the Company filed suit against the United States (US) in the US District Court for the Southern
District of Ohio in March 1998. In 1999 a US Tax Court judge decided in the Winn-Dixie Stores v. Commissioner case that a corporate taxpayer's COLI interest deductions should be disallowed.
Notwithstanding the Tax Court's Decision in Winn-Dixie, management has made no provision for any possible adverse earnings impact from this matter because it believes, and has been advised by outside counsel, that it has a meritorious position and will vigorously pursue its lawsuit. In the event the resolution of this matter is unfavorable, the Company expects to recover from Ohio Power Company (OPCo) all of its costs under the terms of the coal supply agreement.




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                       CENTRAL OHIO COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                 FOR THE QUARTER ENDED MARCH 31, 2000
                    (in thousands, except as noted)
                                                                                                     January through
                                                                                                          March
                                                                                                           2000
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                                 $      7

       B. Rate of Return Allowable per HCAR No. 26573:
            10.43% per annum, 2.6075% per quarter                                                         .026075

       C. Earnings Allowable: (re investment in item A)
            1. Current Quarter                                                                           $   -
            2. Year-to-Date                                                                              $   -

       D. Net Income per Statement of Income                                                             $   -
            Add: Interest Charges                                                                               5
            Less: Nonoperating Income                                                                         691

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $   (686)
            2. Year-to-Date                                                                              $   (686)

 II. Coal Billing Calculation:
       A. Total Operating Expenses (a)                                                                   $  5,753

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                               (686)

       C. Cost Applicable to Current Quarter Coal Billings                                               $  5,067

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                                260,488

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                           $19.45

(a)     As represented by "Cost of Operation" plus "Federal Income Taxes" reported in Statements of Income.

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                       CENTRAL OHIO COAL COMPANY
                    STATEMENT OF COST OF OPERATION
                 FOR THE QUARTER ENDED MARCH 31, 2000


                                                       (in thousands)

Direct Labor-UMW*                                          $   281
Indirect Labor-UMW*                                          1,116
Benefits-UMW*                                                1,737
Salaries and Benefits-Nonunion                                 938
Operating Supplies                                           1,029
Repair Parts and Materials                                     476
Electricity and Other Utilities                                557
Outside Services-Maintenance, Haulage and Reclamation          538
Taxes Other Than Federal Income Taxes**                        330
Rental of Equipment                                              6
Mining Cost Normalization***                                  (375)
Reclamation                                                 (1,941)
Other Production Costs                                         447

Subtotal                                                     5,139

Transfers of Production Costs (to)/from Coal Inventory         498

          Total                                            $ 5,637

  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment Taxes.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.


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                       CENTRAL OHIO COAL COMPANY
                  ANALYSIS OF MINING PLANT IN SERVICE
                AND RELATED ACCUMULATED PROVISIONS FOR
                     DEPRECIATION AND AMORTIZATION

                                            March 31, 2000
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                        $   324    $  -        $324

Mining Structures and Equipment       47,800     47,486      314

Leasehold Improvements                 2,292      2,292       -

    Total Mining Plant in Service    $50,416    $49,778     $638

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         OHIO POWER COMPANY'S (OPCo's) ACTIVE COAL MINES
      CENTRAL OHIO COAL COMPANY; SOUTHERN OHIO COAL - MEIGS;
                     AND WINDSOR COAL COMPANY
      ALLOWED AFTER-TAX COMPOSITE COST-OF-CAPITAL IS 10.27%
                         EFFECTIVE 4-1-00


THE 10.27% IS OPCo's WEIGHTED AVERAGE COST-OF-CAPITAL AND WAS
CALCULATED AS FOLLOWS:


             CAPITALIZATION                          AFTER-TAX
               @12/31/99    PERCENT   EFFECTIVE      WEIGHTED
COMPONENT         (000)     OF TOTAL     COST      RATE OF RETURN


Long-term Debt $1,077,200(a)  43.67%     7.19%(c)       3.14%

Preferred Stock    25,787      1.05%     4.88%(c)       0.05%

Common Stock    1,363,572(b)  55.28%    12.81%(d)       7.08%

Total          $2,466,559    100.00%                   10.27%*


Authorization: HCAR 35-26573 dated 9-13-96
(SEC File No. 70-8611).



(a) Includes long-term debt due in one year and is net of unamortized debt premium and discount, unamortized debt expense and unamortized loss on reacquired debt.

(b) Common equity includes premium on preferred stock and excludes undistributed subsidiary earnings.

(c)   Embedded cost at 12/31/99.

(d) No more than the rate allowed by the PUCO in a retail rate proceeding involving OPCo and settled in 1995.


 * Rate will be applied for billing purposes to the twelve month period commencing April 1, 2000.